

MAIL STOP 3720

July 31, 2008

Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

RE: Vector Intersect Security Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2008
File No. 000-52247

Dear Mr. Eitan:

       We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated June 20, 2008 and the disclosure added to pages 12 and 39. Please disclose how you define "affiliate" for purposes of determining whether your officers and directors are recommending to your shareholders that they approve a business combination with an entity that is affiliated with any of our officers or directors, or that is an entity in which any of your officers and directors, or any of their respective affiliates, has a direct or indirect interest. Disclose when you determine the affiliated status of a business combination for these purposes. Explain why Mr. Derek Dunaway became President of Cyalume in connection with entering into

the acquisition agreement and why this fact and the fact that he is currently President of Cyalume do not make the transaction an affiliated transaction. Discuss the control over Mr. Dunaway exercised directly or indirectly by Vector's officers, directors and affiliates of Vector and the control Mr. Dunaway exercises directly or indirectly over Cyalume.

2.   We note your response to comment two from our letter dated June 20, 2008. Please revise pages 4, 11, 77, F-38, and F-49 to reflect that the business combination with Cyalume must be approved by the holders of a majority of the outstanding Vector IPO shares, which does not include the shares held by your initial stockholders prior to the initial public offering or purchased by them in the private placement immediately prior to the initial public offering. In light of this fact, explain your disclosure in the carryover paragraph on pages 77-78 that Vector's insiders have agreed to vote the 2,062,500 shares issued to them prior to the initial public offering in favor of all of the proposals presented and that, "[b]y voting these shares for the acquisition, Vector's initial stockholders increase the number of shares held by Vector's public stockholders that must be voted against the acquisition proposal to reject the proposal." In addition, revise any statements that the business combination with Cyalume must be approved by a majority of the votes cast at a meeting of stockholders, as you disclose on page 11, since your amended and restated articles of incorporation simply requires that the business combination be approved by "the holders of a majority of the outstanding IPO Shares." Further disclose, as you do on page 1, that the business combination with Cyalume also must be approved by a majority of the total outstanding Vector shares voting at the meeting. Disclose that the approval by the holders of the majority of outstanding IPO shares is required by your articles of incorporation, and explain why the approval of the holders of a majority of total outstanding shares voting at the meeting is required to approve the business combination.

3.   We note your responses to comments three and 34 from our letter dated June 20, 2008 and the added disclosure in your preliminary proxy statement that, while Vector has signed a term sheet for $30 million out of the $37 million possibly needed to fund the purchase price of the Cyalume acquisition, such term sheet does not constitute a commitment to lend by the financing party. We also note the risk factor on page 22 stating that there is no guarantee that either the $30 million covered by the term sheet or the $10 million additional financing currently being sought will be obtained.

Prominently disclose throughout the proxy statement that you have not obtained financing for the $26 million to $37 million shortfall you need to fund the cash portion of the consideration. Remove any inference that the term sheet with TD Banknorth N.A. constitutes a loan commitment. For example, do not refer to the term sheet as the "TD Loan." Disclose when you need to obtain the financing and what will happen if you do not receive it. Disclose the reasons why you have not obtained the full amount necessary to provide for a 19.99% conversion, the reasons for splitting the amount you seek to borrow into three different loan facilities, and whether you sought an amount greater than $30 million from T.D. Banknorth N.A. Provide detailed disclosure with respect to your efforts to seek an additional $10 million in financing.

4.   We note that Cyalume will be the borrower under the three loan facilities under the term sheet with TD Banknorth N.A. Please clarify how such an arrangement will work, since the consideration to be paid by Vector is due prior to closing pursuant to Section 2.3 of the Stock Purchase Agreement and you disclose that the loan facilities are necessary to pay such consideration.

5.   We also note your response to comment three from our letter dated June 20, 2008 regarding the possibility that the terms of the financing could change or additional financing be obtained after the mailing of a proxy statement to stockholders. Please disclose how you intend to inform shareholders of material changes to the terms of the financing set forth in the term sheet with TD Banknorth N.A. or additional financing after the mailing of the proxy statement. In addition, please provide written confirmation in your response letter that the company is aware of the requirements set forth in Rule 14a-9 of the Securities Exchange Act of 1934 and that re-solicitation may be required if there are material changes that would render the disclosure that was previously provided to shareholders materially misleading or would change a shareholder's voting or conversion decision.

6.   We note your response to comment five from our letter dated June 20, 2008 and your added disclosure in the letter to stockholders and on pages ten and 41. In light of the non-accredited investor that you note is one of the beneficial owners of GMS Acquisition Partners, please provide a legal analysis as to the basis for your reliance upon Section 4(2) in the context of the offers described on page 41. Please confirm whether you will be relying upon Section 4(2) for the distribution of Vector stock described in the letter to stockholders and on page ten, and provide a legal analysis as to the basis for your reliance.

Summary of the Material Terms of the Acquisition, page 1

7.   We note the disclosure contained at the bottom of page two and on page 106 relating to the schedule pursuant to which the former beneficial owners of Cyalume may dispose of the Vector common stock to be received as consideration in the proposed transaction. Please revise your preliminary proxy in both locations to clarify that such shares are subject to the same Rule 144 restrictions applicable to the currently unregistered Vector shares that you discuss on page 107. See Release No. 33-8869.

Questions and Answers About the Proposals, page 3

8.   We note the statement contained in the answer to the first question presented on page eight that abstentions will have no effect on the vote relating to the acquisition. Please reconcile this disclosure with your response to comment 35 from our letter dated June 20, 2008 and the revised disclosure on page 28.

The Acquisition, page 10

9.   Please explain your reference to interest rate hedging.

10.   We note the disclosure on pages 12, 25, and 28 that Winston Churchill, Vector's Secretary and a director, along with certain other persons not affiliated with Vector or Cyalume, formed a company in July 2008 to purchase up to $10 million worth of Vector common stock prior to Vector's shareholder meeting. Please disclose the identity of the company. Disclose whether any of the parties who formed the company or are providing funding for the stock purchases are affiliated with Vector, Cyalume or Rodman & Renshaw. Disclose the number of shares subject to purchase based on the $10 million cap and the current price of Vector's common stock and the percentage of IPO shares this amount represents.

11.   Disclose how the company formed in July 2008 will identify which Vector common shares to purchase, whether in private or open-market transactions, including whether any public stockholder's intention to vote against the Cyalume transaction will be a criterion for selecting that stockholder's shares and, if so, whether the company formed in July 2008 or its representatives will entertain any offers to purchase before a public stockholder's intention to vote against the Cyalume transaction is publicly disclosed.

12.   Since the company formed in July 2008 to purchase up to $10 million Vector shares was formed by Winston Churchill, disclose how the following agreements apply to that entity and the shares it purchases:

   *   The agreement by Mr. Churchill to vote any shares he acquires in the after market for approval of any business combination;
   *   The agreement by Mr. Churchill not to demand redemption of any shares owned by him; and
   *   The waiver by Mr. Churchill of his rights to participate in any liquidation of the company with respect to any shares they own, including shares purchased in the after market.

        Update your disclosure about interests of your officers and directors in the Cyalume acquisition to reflect any additional interests that may arise due to purchases by this entity affiliated with Mr. Churchill.

13.   We note the substantial number of warrants purchased by Messrs. Eitan and
        Churchill through SCP Private Equity Management Company. Please disclose
        these purchases as well as the role, if any, such warrants may play in efforts to
        secure approval of the Cyalume transaction by Vector's public stockholders in
        light of the other efforts by your management and underwriters to secure such
        approval. For example, disclose whether the warrants may be transferred to other
        parties as part of a private transaction and as inducement to vote for approval of
        the transaction.

14.   Provide a subsection in the summary and in the body of the proxy statement that
        discusses the efforts by Vector, Cyalume, Rodman & Renshaw, or their affiliates
        to secure approval of the business combination with Cyalume by holders of
        Vector's IPO shares.

Certain Information About Cyalume's Current President, page 12

15.   We note your disclosure that Derek Dunaway was not affiliated with SCP
        Partners in any way from February 2001 until 2007, when he became a consultant
        for Vector. Please reconcile this disclosure with your disclosure on page 93 and
        include his position at Selway. Clarify what is meant by the term SCP Partners
        Portfolio Company. We note that Mr. Dunaway is still listed as a Vice President
        of Selway at http://www.selway.com/partners.asp and Yaron Eitan and Winston
        Churchill are listed as CEO and Chairman of Selway, respectively.

Risk Factors, page 17

The combined company's working capital could be reduced…, page 20

16.   Please revise this risk factor in light of the fact that you have not secured
        sufficient funds to provide for converting stockholders.

Proposal to Acquire Cyalume, page 30

Background, page 34

17.   We note your response to comment 39 from our letter dated June 20, 2008 and the
        disclosure added to page 36. Please clarify why you believe that the reduction of
        debt that would occur once Vector acquires Cyalume would result in improved
        operating results. Address how the additional financing required to consummate
        the acquisition factors into that analysis.

18. We note your response to comment 40 from our letter dated June 20, 2008 and the disclosure added to pages 12, 37, and 39. Please disclose when any of Vector's officers, directors, initial shareholders (including real persons acting in any capacity for such), its IPO underwriters and consultants first obtained any knowledge of Cyalume as an acquisition candidate.

19. We note your response to comment 41 and the revised disclosure beginning on page 35. Please clarify in the second full paragraph on page 36 that Cyalume's revenues were $27 million for the 12 months ended December 31, 2006, less than the $50 million requirement you disclose on page 35. Please further clarify why Vector chose to propose the Cyalume acquisition instead of one of the others described in this section. Discuss any efforts to locate a target company other than Cyalume after September 19, 2007.

Time Line, page 36

20. Disclose why Mr. Dunaway met with Mr. Klein of SMH Capital on September 19, 2007 and why Vector agreed to provide a finders fee to SMH.

21. Disclose the circumstances surrounding Messrs. Jachmann's and Weinroth's separation from Cyalume and removal from its board, respectively, as well as the reasons for Mr. Dunaway's appointment as Cyalume's President on February 14, 2008, including any negotiations or agreements leading up to such appointment, and the parties involved. Disclose the material terms of Mr. Dunaway's employment agreement. Disclose that Mr. Dunaway will not remain with Cyalume if the transaction is not approved.

Vector's Reasons for the Acquisition and Its Recommendation, page 40

22. We note your response to comment 54 from our letter dated June 20, 2008 and the revised disclosure at the top of page 41 that Vector's board concluded the financial strength of the combined company would overcome the negative financial factors the board identified in its analysis, specifically by reducing Cyalume's debt and its annual interest payments. Please revise to clarify the basis of such assertion.

23. Please quantify in dollar terms the increase in ammunition manufacturing noted in bullet point three on page 41.

Negotiations with Cyalume, page 41

24.   We note your disclosure that the final letter of intent dated December 28, 2007
        detailed and revised the form of the consideration to be paid and the persons who
        would receive payment. Please discuss these changes and the reasons for the
        changes.

25.   We note your response to comments 44, 50, and 83 from our letter dated June 20,
        2008, along with the disclosure added to page 42. Disclose all financial
        projections exchanged between Vector and Cyalume and all projections reviewed
        by Vector's advisors, or advise us why they are not material. Also disclose the
        bases for and the nature of the material assumptions underlying the projections.

26.   We note your disclosure on page 41 that Vector, along with Rodman & Renshaw,
        performed analyses indicating that Cyalume had a valuation of $165 million.
        Please revise to clearly summarize the analyses performed in arriving at such
        valuation, including the nature of any material assumptions or projections used,
        along with the reasonable basis for relying upon such assumptions or projections.

27.   We note your response to comment 46 from our letter dated June 20, 2008 and the
        revised disclosure on page 41. Please clarify your disclosure to specify when
        Vector's board approved the transaction with Cyalume. The additional disclosure
        does not make it clear whether Vector's board approved the transaction on
        January 16, 2008, February 14, 2008, or some other date.

28.   We note your response to comment 48 from our letter dated June 20, 2008 and the
        revised disclosure on page 41. Please revise to disclose whether Vector's board
        considered what appear to be flat revenues from 2006 to 2007 after taking into
        account one time charges when determining the consideration to be paid for the
        present transaction ($120 million).

Satisfaction of the 80% Test, page 42

29.   We note your response to comment 49 from our letter dated June 20, 2008 and the
        revised disclosure on page 42. We also note that ValueScope's statement in its
        fairness opinion with respect to enterprise value was qualified subject to the due
        diligence performed by Vector described in the December 28, 2007 letter of
        intent, which, from your disclosure, could include the 2008-2012 financial
        projections supplied by Cyalume.

        Please provide a copy of the December 28, 2007 letter of intent and revise your
        disclosure on page 42 to describe the due diligence performed by Vector as set
        forth in the December 28, 2007 letter of intent. Disclose whether the Vector

board believes that their due diligence would change the enterprise value contained in the ValueScope fairness opinion.

Opinion of ValueScope, Inc., page 42

30.   We note your response to comment 52 from our letter dated June 20, 2008. Please disclose the amount paid by Selway Partners to ValueScope pursuant to the disclosure required by Item 1015(b) of Regulation M-A. In addition, provide the disclosure requested in prior comment 52 for Rodman and Renshaw.

Guideline Public Company Analysis, page 45

31.   We note your response to comment 54 and the disclosure added to page 46 that ValueScope did not limit the final selection of a comparable group in financial terms due to the scarcity of candidates fitting the primary criteria. Please disclose whether any of the specified target companies were similar to Cyalume in financial terms (e.g., operating at a loss for the most-recently completed fiscal year, or with revenues very near Cyalume's for such period). If so, please specify. Provide similar disclosure with respect to the target companies under the comparable transaction analysis.

Material Federal Income Tax Consequences, page 49

32.   We note your statement that neither Vector nor the current holders of its common stock should recognize gain or loss. We note similar statements of uncertainty regarding the material tax consequences of to a stockholder who exercises redemption rights. Please revise your disclosure here and on page 16 to discuss why there is uncertainty, to disclose the possible alternative tax consequences and to provide disclosure of the risks to Vector shareholders.

Proposal to Change Name to Cyalume Technologies Holdings, Inc., page 50

Proposal to Amend Vector's Certificate of Incorporation…, page 51

33.   Please explain your disclosure on pages 50 and 51 that, "[i]f the acquisition proposal is not approved, this proposal will not be presented at the meeting." This disclosure suggests that shareholders will not be able to vote on the two proposals to amend your certificate of incorporation. If, instead, shareholders will vote on these proposals, but the consummation of the proposals is conditioned on approval of the acquisition, please revise to so state.

Information About Cyalume, page 55

Customers, page 55

34.   We note your response to comment 57 and the disclosure added to pages 55-56.
       Tell us why you believe that the amount or percentage of revenues attributable to
       each of Cyalume's three largest contracts would not be material to shareholders
       and why you believe that disclosure of the significant ranges of revenues
       attributable to each contract adequately conveys the significance of the contracts
       to Cyalume. In this regard, you should disclose the amount or percentage of
       revenues attributable to any customer that represented 10% or more of Cyalume's
       total revenues in 2007 or the most recent interim period.

Cyalume Management's Discussion and Analysis, page 63

EBITDA (a Non-GAAP Financial Measure), page 64

35.   You disclose that EBITDA provides information to investors regarding your
       liquidity. Since management uses EBITDA as a non-GAAP measure to evaluate
       liquidity, this measure should also be reconciled to the most closely comparable
       GAAP measure of liquidity, cash flows from operating activities. Also expand
       your disclosure to explain why management believes the presentation of EBITDA
       provides useful information to investors regarding its liquidity.

       Disclose in more detail how Adjusted EBITDA provides a more normalized view
       of Cyalume's performance. Also disclose the manner in which management uses
       Adjusted EBITDA to conduct or evaluate your business activities.

       You disclose that Adjusted EBITDA is a key component in determining your
       compliance with debt covenants. Please include the following items in your
       disclosures:

       •   Describe the Adjusted EBITDA requirements under your credit agreements;
       •   Compare the non-GAAP measure you disclosed with the required Adjusted
            EBITDA metric under the financial covenant, if calculated in a different
            manner from the amount you disclose as Adjusted EBITDA; and
       •   Disclose whether or not you were in compliance with the financial covenants.

Overview, Years Ended December 31, 2007 and 2006, page 66

36.   We note your response to comment 60 and the disclosure added to page 67. It is
       not clear why you have only included disclosure with respect to a $26 million
       debt facility since you have already executed a term sheet for $30 million. Please
       revise to disclose the debt load a combined Vector/Cyalume would face upon the

consummation of the proposed acquisition (which would appear to be $40 million, including the possibility of the additional $10 million financing you currently seek) or advise as to the reasonable basis for using $26 million. Furthermore, disclose the interest rate used to estimate interest expense savings and the basis for using that interest rate.

37.   We note your response to comment 62 and the disclosure added to page 66. Please revise to disclose the increase in revenues attributable to the strengthening of the Euro versus the U.S. dollar.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 83

38.   Refer to your responses to comments 66 and 67 from our letter dated June 20, 3008 and your discussion of the TD Banknorth term sheet on pages 31 and 32. While we note that you state you have signed a definitive term sheet, we also note that the term sheet does not constitute a commitment to lend by TD Banknorth and that the proposed terms are subject to negotiation and agreement. It appears that the terms of the proposal are not binding and therefore are not factually supportable as contemplated by Rule 11-02(a)(6) of Regulation S-X. Please revise Notes b, g, g1, g2, g3 and g4 on pages 90 and 91 to disclose the basis for the interest rate used in the pro formas and disclose the impact of a 1/8 variance in the interest rate.   Please provide us with a detailed analysis of your determination of the current interest rate in the absence of a binding agreement for financing, if this rate differs from the Cyalume historical interest rate.

39.   Refer to your response to comment 70 from our letter dated June 20, 2008. We note that the resignations occurred concurrently with the signing of the definitive agreement but that the definitive agreement was not contingent on the resignations and did not include the severance packages. Therefore, it does not appear that the severance costs are directly attributable to the transaction. Please revise Note l and the pro forma financial information to exclude the severance costs as a pro forma adjustment. Consider providing disclosure of potential cost savings in the notes, if you believe that the positions occupied by those employees covered by the severance packages will not be replaced. If so, please tell us the basis for your belief.

Financial Statements – Vector Intersect Security Acquisition Corp.

Note 1 – Organization, Proposed Business Operations and Summary of Significant Accounting Policies, page F-51

40.   We note on page F-31 that you settled "all open issues" between you and the former stockholders in arbitration and received $3 million in the settlement. We also note on page 20 that you are in the process of resolving pending litigation

relating to several contractual disputes arising from the separation of your business from OLLC. Please expand or revise the disclosure on pages 20 and F-31 to resolve this inconsistency or tell us the difference between these two legal matters. Also, if the litigation discussed on page 20 is still unresolved, please expand the disclosure on page F-31 to include FAS 5 disclosure of the contingency.

41.   We note your response to comment 78 from our letter dated June 20, 2008 and the revised disclosure at page F-31. It appears that the litigation with former stockholders involve matters that could impact the value of the acquired operations. Please also tell us in more detail how you evaluated these matters in assessing whether the settlement should be accounted for as a reduction of the purchase price. In your response please discuss whether the arbitration agreement explicitly classified the settlement as relating to operations subsequent to the date of the business combination and whether the stock purchase agreement included the other agreements for representations, warranties, contracts and covenants referred to on page F-31. We may have further comment based on your response.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
        (212) 407-4990